Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Joseph E. Burns

2(b) Relationship to Issuer
Sr Executive Vice President

2(c) Address Street
119 Cricket Hill Road
Columbia, SC 29223

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare, Inc. 250 Royall Street Canton, MA 02021

3(c) Number of share or other units to be sold
10,000

3(d)Aggregate Market Value
$659,790

3(e) Number of shares or other units outstanding
35,829,549

3(f) Approximate Date of Sale
2/11/2019

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
Various dates


Nature of Acquisition Transaction
Vested Equity Grants

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
10,000

Date of Payment:
Various dates


Nature of Payment:
Equity Compensation


Table II  Securities sold during past 3 months:

Name and Address of Seller:
Joseph E. Burns
119 Cricket Hill Road
Columbia, SC 29223

Title of Securities Sold:
Common Stock

Date of Sale:
11/19/2018
11/20/2018

Gross Proceeds:
$295,043